July 17, 2024

Matthew J. Gilroy, Esq.
Partner, Weil, Gotshal & Manges LLP
Allego N.V.
Westervoortsedijk 73 KB 6827 AV
Arnhem, the Netherlands

       Re: Allego N.V.
           Schedule 14D-9 filed July 3, 2024
           File No. 5-93922
Dear Matthew J. Gilroy, Esq.:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Schedule 14D-9 filed July 3, 2024
Tender Offer and the Transaction, page 3

1. Refer to page 6 of this section. Please expand your disclosure here, and elsewhere relevant, providing more information regarding the process on how the Purchaser would initiate, and provide for, the shareholders' Priority Tag Rights, and the Purchaser's undertaking to conduct a liquidity event before December 31, 2027, and the Unaffiliated
       Shareholders' abilities, if any, to enforce such Rights.
2. Refer to page 6 of this section. Please describe how the "Purchaser will assist the
       Company with the organization of an auction sales process of Shares for the Unaffiliated
       Private Shareholders" (emphasis added). In other words, please expand your disclosure to include what actions the Purchaser will take to ensure that such auction sale process is organized.
Other Transactions, page 13
 July 17, 2024
Page 2

3. Refer to the second bullet point under this section regarding "Registration Rights
       Agreement." Please revise to identify "certain other holders of Shares," or advise.
The Solicitation or Recommendation, page 14

4. Please refer to Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A, which requires the Company to express a position on the fairness of the Offer to Unaffiliated
       Shareholders. While Rule 14e-2(a) permits the Company not to express an opinion with respect to the Offer, Schedule 13E-3 does not appear to provide the same flexibility.
       Please revise to describe the Company's position on fairness and explain its analysis, to the extent that disclosure is not currently provided in the Schedule
14D-9.
Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions, page 27

5.     Refer to the following disclosure in the second bullet point on page 31:
"the Company
       will not be able to terminate the Transaction Framework Agreement in the event the
       Disinterested Directors withdraw their support for the Transactions, and will need to comply with its obligations thereunder, including to effect the Delisting and the
       Deregistration in the event the Closing occurs." We note, however, the Offer to Purchase reflects, on pages 73 and 74, that "[t]he Transaction Framework Agreement may be terminated and the Transactions may be abandoned at any time . . . by notice in writing given by Purchaser to the Company . . . following a Support Withdrawal." Please revise to reconcile these two contradictory statements, or advise.
Other Presentations by Financial Advisors, page 37

6. Refer to the last sentence of the second paragraph. Please revise to avoid stating that the summary is not "complete." While a summary necessarily involves paring down information, all material aspects of the opinion of the financial advisor's analysis should be described. Please make corresponding changes throughout the disclosure document where similar disclosure appears.
7. Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A require a reasonably detailed summary of any reports within the meaning of Item 9. Expand this section to describe the
       Citi written materials and oral presentations provided to the Independent Transaction
       Committee in additional detail.
Additional Information, page 45

8.     Please revise to provide the information called for by Item 8 of
Schedule 14D-9 and Items
       1011(b) and (c) of Regulation M-A. We note that the sections and documents incorporated by reference here do not reflect such information. Appraisal Rights & Buy-Out Procedures, page 45

9. Refer to the first sentence under this section. Please revise to clarify whether "certain exceptions" would apply to shareholders of the Company in connection with this Offer.
       We note that, on page 76 of the Offer to Purchase, you state that "[c]ompany shareholders are not entitled to appraisal rights with respect to the Offer."
       We remind you that the filing persons are responsible for the accuracy and adequacy of
 July 17, 2024
Page 3

their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-
3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions